Public Service Enterprise Group Incorporated

80 Park Plaza

Newark, New Jersey 07102

August 24, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Michael Purcell

Re:	Public Service Enterprise Group Incorporated
Registration Statement on S-4; File No. 333-258820
Request for Acceleration

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-258820) filed by Public Service Enterprise Group Incorporated (the “Company”) with the U.S. Securities and Exchange Commission on August 13, 2021 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on August 26, 2021, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

Please contact Benjamin M. Roth of Wachtell, Lipton, Rosen & Katz at (212) 403-1378 or by email at BMRoth@wlrk.com or Kathryn Gettles-Atwa of Wachtell, Lipton, Rosen & Katz at (212) 403-1142 or by email at KGettles-Atwa@wlrk.com with any questions you may have concerning this request. Please notify Mr. Roth or Ms. Gettles-Atwa when this request for acceleration has been granted.

[SIGNATURE PAGE FOLLOWS]

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

By:	/s/ Tamara L. Linde
Name:	Tamara L. Linde
Title:	Executive Vice President and General Counsel

cc:	Benjamin M. Roth, Wachtell, Lipton, Rosen & Katz

Kathryn Gettles-Atwa, Wachtell, Lipton, Rosen & Katz